Exhibit 99.1

 CamtekInvestor Presentation  January 2026

 Disclaimer  Confidentiality  This presentation is confidential and may not be reproduced or distributed to others at any time without our prior written consent.  Forward-Looking Statements  This presentation contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” "can," "could," "may," "should," "will," "would," and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors which are, in some cases, beyond Camtek’s control and could materially affect actual results, performance, or achievements which could differ materially from those set forth in the forward-looking statements and may be affected by a variety of risks. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to the continued demand for HPC, HBM and Chiplet devices resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes;  the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; the effects of the evolving regional conflicts in the Middle East; changing industry and market trends; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2025, as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation unless required by law.   Use of Non-GAAP Financial Measures  This presentation contains various non-GAAP financial measures, including Net Income per Diluted Share, Operating Income, Operating Margin and Gross Margin. These non-GAAP financial measures should be considered supplemental to, but not as a substitute for or superior to, financial measures prepared in accordance with United States GAAP. Our non-GAAP measures include adjustments that reflect how management views our businesses, and may differ from similarly titled non-GAAP measures presented by other companies. Reconciliations of each non-GAAP measure to the closest comparable GAAP measure are available in the Appendix of this presentation.  Statistical Data  This presentation contains statistical and other industry and market data that we obtained from industry publications and reports generated by third parties. All of the market data used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data. Some data are also based on Camtek’s good faith estimates, which are derived from its review of internal sources as well as the third party sources described above.  2  Copyright of Camtek Ltd© 2026. All rights reserved

 3  CAMTEK AT A GLANCE (Nasdaq & TASE: CAMT)  $794   Cash  As of 9/30/25 (1)  >3,000  Installed Base  (ASP: ~$1M)  700  Employees  Inspection and metrology systems for the semiconductor market  Secular trends support continued growth  (1) Includes cash and cash equivalents, short-term and long-term deposits and marketable securities.  (2) Financial statistics are presented on a non-GAAP basis. Please see the Appendix for a reconciliation of non-GAAP metrics to the nearest comparable GAAP metrics.  REVENUE   OPERATING INCOME  X 4.5  X13  Copyright of Camtek Ltd© 2026. All rights reserved

 Outperforming the Industry  4  Copyright of Camtek Ltd© 2026. All rights reserved

 Market leader in Metrology and Inspection for Advanced Packaging   5  Installed base of over 3000 tools Over 300 Customers  Copyright of Camtek Ltd© 2026. All rights reserved

 Our Market & Competitive Landscape  Our systems provide inspection & metrology of 100% of the dice on the wafer, ensuring Known-Good-Die  Front-End  Mid-End  Back-End  Other players   End of Line  Wafer Level Packages  Dicing  Assembly  Camtek’s main market  CMOS Image Sensors  BEOL Front-end  Compound Semi  Power  RF  Our main segments  Heterogenous Integration  6  Copyright of Camtek Ltd© 2026. All rights reserved

 Double-Digit Target Markets Growth  7  Adaption of HBM & ChipletsThru 2030 25-35%  HPC and AI  Sources: Yole, TechInsights, Tech Search, Technavio and others  7  Mobile  >12%  Advanced packaging  CMOS  RF  Automotive  SiC 22% Thru 2030  45% of our revenues  Copyright of Camtek Ltd© 2026. All rights reserved

What we do?

Camtek
See Beyond

Inspection


Eagle
Hawk

- Front side at Sub-micron defects
- Backside inspection
- Edge inspection

3D Metrology


Hawk
Eagle

- Micro-Bumps coplanarity, and height
- Up-to 500M bumps per wafer

Metrology


MicroProf

- RDL
- CD/Overlay
- TSV
- Topography
- TTV, Warp/Bow, Layer thickness

***FRT acquisition contribution**

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New Products Release

- September 2024
- February 2025

Eagle G5



- 5th generation of the Eagle platform
- 40% Faster TPT
- 25% Higher Detection Sensitivity
- Clear Sight technology for multi RDL (FO) inspection and CIS

Hawk



The Hawk will expand our TAM

- Designed for Cutting Edge Advanced Packaging: Chiplets, HBM and Hybrid Bonding
- Detecting 150 nanometer defects size
- Enabling inspection & metrology of 500M bumps at small pitch
- x2 higher TPT compared to Eagle G5

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 HPC Market & AI Impact  10  Majority of Camtek’s business supports HPC-related hardware  AI adoption is driving exponential growth in HPC demand  Growing need for powerful, dedicated hardware for AI in:  Server farms (seeing double-digit growth YoY)  Edge computing (Automotive, Robotics, PCs, Mobile Devices)  Future AI penetration into edge devices presents a major opportunity     Camtek has a strong position in this market   Copyright of Camtek Ltd© 2026. All rights reserved

 CoWoS and similar technologies are key for High Performance Computing and AI  11  Most of the wafers used for HPC   are measured and inspected on Camtek tools  Copyright of Camtek Ltd© 2026. All rights reserved  Source: Applied Materials, Inc.  Known-good-die is key

 Strong Market Growth for CoWoS (and like) Packages  Applications today  AI inferencing and training  Server  High end PCs  GPU for Gaming  Telecom network switch  Future applications  Automotive  Mobile  General computing  12  Source: TechSearch, Aug. 2024  Projected 51% 2025-2029 CAGR  CoWoS and CoWos like  Copyright of Camtek Ltd© 2026. All rights reserved

 Well Positioned to Benefit from AI Technology Trends  13  OSATS (slowly moving in)  Chiplet and HBM Manufacturers  Inspection & Metrology Players  AI > 25% Growth  Edge technology with a few players  Numerous inspection & Metrology Steps  High resolution inspection & Metrology   Copyright of Camtek Ltd© 2026. All rights reserved

 Financial Overview  14  Copyright of Camtek Ltd© 2026. All rights reserved

 Track Record of Growth and Profitability  11%  18%  19%  17%  ($ in millions)  ($ in millions)  ($ per share)  2017-2024 CAGR: 21%  Rapidly growing with significant operating leverage in the model  15  Revenue   28%  Operating Income and Margin*  Net Income per Diluted Share*  *Financial statistics are presented on a non-GAAP basis. Please see the Appendix for a reconciliation of non-GAAP metrics to the nearest comparable GAAP metrics.  26%  30%  Copyright of Camtek Ltd© 2026. All rights reserved

 Expect continued Growth in Q4 to ~$127M  Representing annual revenues of $495 million  16  Q3 2025 Highlights  Gross Margin  51.5%  Revenue  $126M  Operating Income  $37.6M (29.9%)  +10% (YoY)  +12.2% (YoY)  +14% (YoY)  Copyright of Camtek Ltd© 2026. All rights reserved

 Strong Q3 2025 Results (NON-GAAP)   17  Q4/25 guidance ~$127M - Representing annual revenues of $495 milli  Copyright of Camtek Ltd© 2026. All rights reserved

New Target Model
assuming substantially organic growth

Revenue ($ millions)



$315m
~$500m
$750m
2023
Current*
Run Rate
Target Model

Drivers: Increased demand for AI applications ,(density, # wafers, new technologies; =>increased inspection and metrology volume and steps)

Gross Margin (%)



48%
51-52%
54-55%
2023
Current*
@$750m

Drivers:, increased software & services revenue, new generation products

Operating Margin (%)



26%
30%
33-35%
2023
Current*
@$750m

Drivers: operating leverage

AI revolution taking Camtek to the next level

(*) Based on Q3 2025 financial results

Disclaimer: All of the information presented in the graphs above under the labels "$750" and "$500M" are goals and targets of the Company. These goals and targets are forward-looking, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. Please consult the "Forward-Looking Statements" disclaimer section of this presentation for further discussion as to forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that these targets will be achieved and the Company undertakes no duty to update its goals or targets unless required by law.

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 Selected Balance Sheet Data  19  (1) Includes cash and cash equivalents, short-term and long-term deposits and marketable securities  ($ in millions)  9/30/25   (Unaudited)  12/31/24   (Audited)  Cash & Deposits (1)  $794  $501  Trade Account Receivables, net  113  99  Inventory  143  123  Fixed Assets  52  54  Intangible Assets + Goodwill  85  88  Current Liabilities  119  124  Convertible Notes, Net  519  198  Total Balance Sheet  1,231  892  Copyright of Camtek Ltd© 2026. All rights reserved

 Positioning  300 customers, 70% of our business is Tier1  Technology  Supporting the most challenging applications in our market  Market  Leading provider for the HPC market - rapidly expanding our TAM   Financials  Leverage in our model with strong balance-sheet   Key Takeaways  20  2026 should be a growth year and a milestone for our $750m model  Copyright of Camtek Ltd© 2026. All rights reserved

 21  Thank You  info@camtek.com  www.camtek.com  Copyright of Camtek Ltd© 2026. All rights reserved

 Appendix  22  Copyright of Camtek Ltd© 2026. All rights reserved

Reconciliation from GAAP to Non-GAAP

$ in millions (except per share data)	FY2020	FY2021	FY2022	FY2023	FY2024
Revenue	**$155.90**	**$269.70**	**$320.9**	**$315.4**	**$429.2**
Net income (GAAP)	**$21.8**	**$60.30**	**$79.9**	**$78.6**	**$118.5**
% of revenue	14.00%	22.40%	24.90%	24.90%	27.60%
Share based compensation	4.2	5.8	10.5	12.5	14.8
Acquisition of FRT related expenses (1)	-	-	-	4.6	5.3
Tax settlement (2)	-	5.3	-	-	-
Chroma transaction expenses (3)	-	-	-	-	-
Attributable to discontinued operations	-	-	-	-	-
Net income (non-GAAP)	**$26.0**	**$71.4**	**$90.5**	**$95.7**	**$138.6**
% of revenue	16.70%	26.50%	28.20%	30.30%	32.29%
Net income per diluted share (non-GAAP)	$0.64	$1.59	$1.88	$1.96	$2.83

(1) In October 2023, the Company completed the acquisition of FRT. In the fourth quarter the Company recorded acquisition related expenses including write-up of inventory to fair value, amortization of intangible assets, inventory write-off and acquisition expenses.
(2) In February 2022, the Company reached a settlement with the Israeli Tax Authorities and recorded a one-time tax expense in respect of its historical exempt earnings.
(3) In the second and third quarters of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.

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Reconciliation from GAAP to Non-GAAP (cont’d)  24  $ in millions (except per share data)  FY2020  FY2021  FY2022  FY2023  FY2024  Gross profit (GAAP)  $73.3  $137.3  $159.9  $147.6  $210.0  % of revenue  47.00%  50.90%  49.80%  46.80%  48.90%  Share based compensation  0.4  0.6  1.2  1.6  2.2  Acquisition of FRT related expenses   -  -  -  3.5  5.8  Gross profit (non-GAAP)  $73.8  $138.0  $161.1  $152.7  $218.0  Gross margin (% of revenue)  47.30%  51.20%  50.20%  48.40%  50.80%                    Operating income (GAAP)  $22.60   $70.90   $81.5  $65.4  $108.1  % of revenue  15.50%  26.30%  25.40%  20.70%  25.20%  Share based compensation  4.2  5.8  10.5  12.5  14.8  Acquisition of FRT related expenses   -  -  -  5.4  7.5  Chroma transaction expenses (2)  -  -  -  -  0  Operating income (non-GAAP)  $26.8  $76.7  $92.0  $83.3  $130.3  Operating margin (% of revenue)  17.20%  28.44%  28.70%  26.40%  30.40%  Copyright of Camtek Ltd© 2026. All rights reserved